EXHIBIT 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Analogic Limited	Massachusetts
Analogic Foreign Sales Corporation	U.S. Virgin Islands
Analogic China Holding Limited	Hong Kong
Analogic Holding Luxembourg S.a.r.l.	Luxembourg
Analogic Japan KK	Japan
Analogic Medical Equipment (Shanghai) Co. Ltd.	China
Anadventure Delaware, Inc.	Delaware
Analogic Canada Corporation	Province of Nova Scotia, Canada
BK Medical Holding ApS	Denmark
BK Medical ApS	Denmark
B-K Medical AB	Sweden
Analogic Benelux NV	Belgium
BK Medizinische Systeme GmbH	Germany
Analogic Italia S.r.L	Italy
B-K Medical Systems, Inc.	Massachusetts
Sound Technology, Inc.	Pennsylvania
Ultrasonix Medical Corporation	Province of Alberta, Canada
BK Ultrasound Limited	United Kingdom
Oncura Partners Diagnostics, LLC	Texas
Analogic Holding Luxembourg II S.a.r.l	Luxembourg
BK Ultrasound Africa and Middle East FZ-LLC	United Arab Emirates